SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                      July                          , 2005

SHELL CANADA LIMITED

(Translation of registrant's name into English)

400 4th Avenue S.W., Calgary, Alberta, T2P 0J4

(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☐    Form 40-F ☑

(indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHELL CANADA LIMITED
Registrant
Date: July 7, 2005

	By:	"S.A. FISH"
(Signature)

S.A. FISH, Vice President
(Name and Title)

	By:	"S.L. COSMESCU"
(Signature)

S.L. COSMESCU, Assistant Secretary
(Name and Title)

FOR IMMEDIATE RELEASE
WEDNESDAY, JULY 6, 2005

Shell Canada Executive Announcement

Calgary, Alberta - Shell Canada announces that Brian Straub will be appointed Senior Vice President, Oil Sands effective October 1, 2005. He will succeed Neil Camarta who has led Shell’s Oil Sands division since 1996.

Mr. Straub grew up in Alberta and joined Shell Canada in 1977 with a Petroleum Engineering degree from the University of Wyoming. His career has included roles in drilling and operations as well as technical and commercial management positions in Shell Canada’s exploration and production (E&P) business. Brian has also worked with Royal Dutch Shell’s global E&P organization on a number of senior assignments overseas and for the last two years has been Regional Technical Director, Asia Pacific.

Clive Mather, Shell Canada’s President and CEO, said “I am delighted to welcome Brian back to Shell Canada at a time of great opportunity for oil sands. The strong foundation for this business has been laid by Neil Camarta who has been at the heart of Shell Canada’s oil sands project from the beginning. His vision and achievements have been outstanding. Developed under Neil’s leadership, the oil sands business is contributing significantly to the success of the Company today and will be a key part of our future. Neil will be taking up an important new assignment later this year, which will be confirmed prior to the handover to Brian Straub in the fall.”

Media Inquiries:	Investor Inquiries:
Jan Rowley	Jim Fahner
General Manager, Public Affairs	Manager, Investor Relations
(403) 691-3899	(403) 691-2175